Justin Kern

-

Half Moon Bay, California, United States

Contact

www.linkedin.com/in/justin-kern-23487b1a (LinkedIn)
thegoldensieve.com (Personal)

Top Skills

Biochemistry

Microbiology

Microscopy

Languages

English

Publications

Surface (S)-Layer Proteins Sap and EA1 Govern the Binding of the S-layer Associated Protein BslO at the Cell Septa of Bacillus anthracis.

BslA, the S-layer adhesin of B. anthracis, is a virulence factor for anthrax pathogenesis.

Penetration of the blood-brain barrier by Bacillus anthracis requires the pXO1-encoded BslA protein.

Branched signal wiring of an essential bacterial cell-cycle phosphotransfer protein.

Bacillus anthracis surface-layer proteins assemble by binding to the secondary cell wall polysaccharide in a manner that requires csaB and tagO.

Summary

I am passionate about bringing science, technology, and capital together to improve human, social, and environmental welfare.

Currently a Director with Paine Schwartz Partners investing behind a sustainable future food chain. Prior work includes with McKinsey and Company focused in agriculture and healthcare. Formally trained as a microbiologist and molecular biologist at University of Chicago (Ph.D.) and Stanford (NRSA postdoctoral scholar).

Experience

OzoneBio
Board Member
January 2023 - Present (7 months)
Calgary, Alberta, Canada

Beta Hatch
Board Observer
January 2023 - Present (7 months)
Cashmere, Washington, United States

The ISH™ Food Company
Board Member
October 2022 - Present (10 months)

Elo Life Systems
Chairman
December 2021 - Present (1 year 8 months)
Durham, North Carolina, United States

ACCELR8
Partner
November 2021 - Present (1 year 9 months)

Urban Farmer Foods
Board Member
January 2021 - June 2021 (6 months)

AgBiTech
Board Member
January 2018 - June 2021 (3 years 6 months)
Toowoomba, Australia

https://www.agbitech.com/

Spearhead International Ltd
Board Member
May 2017 - June 2021 (4 years 2 months)
Cambridge, United Kingdom

http://www.spearheadinternational.com/

Paine Schwartz Partners
Director
April 2016 - June 2021 (5 years 3 months)
San Mateo

https://www.paineschwartz.com/

McKinsey & Company
Associate
January 2016 - April 2016 (4 months)

Paine Schwartz Partners
McKinsey secondment - Paine Schwartz Partners
July 2015 - January 2016 (7 months)
Greater Chicago Area

As a secondee, I am working with within Paine Schwartz Partners deal teams to close two platform transactions in 6 months and to define strategy with Spearhead International, an at-scale and vertically integrated farming business in Europe.

McKinsey & Company
Associate
September 2013 - July 2015 (1 year 11 months)

Stanford University
NIH-NRSA Postdoctoral Fellow

August 2010 - September 2013 (3 years 2 months)
Palo Alto, California

Postdoctoral researcher in Lucy Shapiro's lab, Department of Developmental biology. I study the structure and function of novel components of the bacterial membrane using molecular genetics, biochemistry, microscopy, and mass spectrometry.

The University of Chicago
Graduate student - Ph.D. program in Microbiology
September 2004 - March 2010 (5 years 7 months)
Greater Chicago Area

Graduate student researcher in the laboratory of Olaf Schneewind, Department of Microbiology. I studied the Gram-positive pathogen Bacillus anthracis, the causative agent of anthrax disease. Discovered a protein adhesin virulence factor, solved the structure of an essential envelope polysaccharide, and the structure of its protein ligand.

FDIC
Securities and Compliance Intern
June 2002 - August 2003 (1 year 3 months)

Assisted review examiners in day to day operations.

Education

Stanford University
Postdoctoral Scholar · (2010 - 2013)

University of Chicago
Doctor of Philosophy (Ph.D.), Microbiology · (2004 - 2010)

University of Chicago
Bachelor of Arts (B.A.), Economics, Biology · (2000 - 2004)